May 7, 2010

Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	First Keystone Corporation Form 10-K for Fiscal Year Ended December 31, 2009 File No. 000-21344

Dear Mr. Webb:

Regarding the comment letter dated May 4, 2010 concerning the above referenced filings for First Keystone Corporation (the “Company”), I hereby inform you that the Company currently intends to respond to your comment letter by May 28, 2010.

If you have any questions, please contact either Erik Gerhard at (717) 731-1700 or the undersigned at (570) 752-3671, extension 1172.

Sincerely,

/s/ J. Gerald Bazewicz

J. Gerald Bazewicz
President and Chief Executive Officer